Exhibit 99.2

BUENOS AIRES, November 9, 2021
Note: CPSA-GG-N-0391 / 21-AL
Comisión Nacional de Valores
Subject: Information set forth by Section 63 of the Buenos Aires Stock Exchange Regulations

Dear Mr./Madam,

We contact you in compliance with the abovementioned section so as to inform that on November 9, 2021, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended September 30, 2021 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.
income for the nine-month period ended September 30, 2021:

ARS 000
Income for the period
Attributable to the Company’s shareholders	(1,420,778)
Attributable to non-controlling interests	62,310
Total income for the period - Loss	(1,358,468)

2.
Other comprehensive income for the nine-month period ended September 30, 2021:

ARS 000
Other comprehensive income for the period
Attributable to the Company’s shareholders	-
Attributable to non-controlling interests	-
Total other comprehensive income for the period	-

3.
Total comprehensive income for the nine-month period ended September 30, 2021:

ARS 000
Net total comprehensive income for the period
Attributable to the Company’s shareholders	(1,420,778)
Attributable to non-controlling interests	62,310
Total net comprehensive income for the period -Loss	(1,358,468)

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

4.
Breakdown of the net equity divided in items and amounts as of September 30, 2021:

ARS 000
Share capital -nominal value	1,514,022
Adjustment to capital stock	35,647,985
Statutory reserve	5,728,456
Optional reserve	75,364,040
Other equity accounts	(2,692,796)
Retained earnings	(1,413,240)
Non-controlling interests	131,179
Total	114,279,646

Attributable to the Company’s shareholders	114,148,467
Attributable to non-controlling interests	131,179

5.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.